# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forward Air Corporation, CIK 0000912728
CUSIP: 349853101
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 8 Sound Shore Drive Suite 303, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-071343
Filed by CIK 0001837548

## Reporting persons
- Cetus Capital VI, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 245,588; shared voting power 0; sole dispositive power 245,588; shared dispositive power 0; aggregate amount beneficially owned 245,588 (0.76% of the class)
  Comment: (1) Based on 32,448,712 shares of the Issuer's common stock outstanding as of April 21, 2026, as reported in the Proxy Statement on Schedule 14A filed by the Issuer on April 29, 2026.

## Item 1. Issuer
Name of issuer: Forward Air Corporation
Address of issuer's principal executive offices: 3200 Olympus Boulevard, Suite 300, Dallas, Texas 75019

## Item 2. Person Filing
Name of person filing: Cetus Capital VI, L.P., a Delaware limited partnership, whose general partner is Littlejohn Associates VI, L.P., a Delaware limited partnership
Address of principal business office or, if none, residence: 8 Sound Shore Drive Suite 303 Greenwich, CT 06830
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page
Percent of class: See Item 11 of each cover page
Sole power to vote or to direct the vote: See Item 5 of each cover page
Shared power to vote or to direct the vote: See Item 6 of each cover page
Sole power to dispose or to direct the disposition: See Item 7 of each cover page
Shared power to dispose or to direct the disposition: See Item 8 of each cover page

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cetus Capital VI, L.P.: By: Littlejohn Associates VI, L.P., its general partner, Robert E. Davis, Manager (05/11/2026)